

October 22, 2014

Via E-mail
Norman L. Frohreich
Chief Executive Officer
FullCircle Registry, Inc.
161 Alpine Drive
Shelbyville, KY 40065

> **Re: FullCircle Registry, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 26, 2014**
> **File No. 333-198968**

Dear Mr. Frohreich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise to provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus per Item 502(b) of Regulation S-K.

2. Please disclose whether you have had any past transactions with Kodiak or any of its affiliates and the impact of those transactions on the market price of your stock.

3. Please provide the disclosure required by the Outstanding Equity Awards at Fiscal Year-End Table or tell us why it is not necessary. Refer to Item 402(p) of Regulation S-K.

4. We note that there is a notes payable to related parties. Please provide the disclosure required by Item 404(a) of Regulation S-K.

5. Please disclose whether your directors are independent under the independence standards applicable to you. See Item 407(a) of Regulation S-K.

Prospectus Summary, page 4

6. Please delete the reference to Class B preferred stock in the introductory paragraph. We note that this S-1 is registering common stock.

7. Please disclose in this section that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern. Please also state your net losses, significant expenses and the amount of cash you have as of the most recent practicable date.

The Offering, page 5

8. Please include a discussion of the likelihood that you will ever receive, or will ever need, based on your disclosed business plans, the full amount of proceeds available under the equity line agreement. If you are not likely to receive the full amount, the disclosure should include an explanation of why the parties chose the particular dollar amount of the equity line.

Risk Factors, page 6

The proceeds of the offering may be inadequate, page 7

9. Please revise this risk factor to clarify that the company will receive the proceeds from the equity line transaction and not the proceeds from this offering, which will go to Kodiak alone.

We will need additional funding in the future, page 8

10. Please quantify the additional equity or debt financing you will need after Kodiak's funding.

Use of Proceeds, page 11

11. We note your disclosure in the first paragraph that you will not receive any proceeds from the offering yet in later paragraphs you state that you intend to use the proceeds from the offering for various purposes. Please make it clear throughout this section that you intend to use the proceeds from the sale of your common stock to Kodiak under the stock purchase agreement. It appears that paragraphs two, four and five contain some conflicting information regarding the amount you intend to receive from the sale of your stock to Kodiak as well as the intended uses. Please revise.

12. Please specify the indebtedness, interest rate, and maturity rate that you intend to repay with the proceeds from the sale of your stock to Kodiak. Please also identify the target medical supply business you intend to acquire, if known, the status of any negotiations with respect to the acquisition and a brief description of the business or tell us why it is not necessary. Refer to Instructions 4 and 6 to Item 504(a) of Regulation S-K.

13. Please explain why the offering expenses increase in the chart on page 11.

14. Please clarify whether the disclosure concerning the non-affiliate note holders and paying off their notes is relevant to this offering. If not, please relocate this discussion to your liquidity section. We note that the disclosure refers to a preferred stock offering, and you are registering common stock.

Stock Purchase Agreement, page 12

15. Please disclose the full discounted price at which Kodiak will receive the shares. Your disclosure should clearly explain any fees or commission you paid to enter into the equity line arrangement whether in cash or securities, and any fees and commissions payable at the time of any put.

Selling Security Holders, page 13

16. Please disclose in this section the person or persons who have voting and/or investment control of Kodiak.

Plan of Distribution, page 13

17. Please delete the disclosure stating that Kodiak may sell shares under Rule 144 of the Securities Act of 1933 as this is inaccurate.

18. We note your disclosure on pages 6 and 12 that Kodiak will not enter into any short selling or hedging activities. Please disclose whether Kodiak has engaged in any short selling or hedging activities with regard to your common stock.

Executive Compensation, page 26

Compensation of Directors, page 26

19. Please revise to provide the director compensation information in a tabular format as required by Item 402(r) of Regulation S-K. Additionally, we note that you have disclosed the compensation of certain directors in the Summary Compensation Table. For consistency, if these individuals do not hold officer positions in addition to their positions as directors, please include their compensation in the Director Compensation Table and remove any reference to them in the Summary Compensation Table. Please

also clarify in this section whether your employee directors receive any additional compensation for serving as a director.

20. Please revise to include a footnote to the stock awards column disclosing all assumptions made in the valuation of the awards by reference to a discussion of these assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See the Instruction to Item 402(r) and Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K. Please similarly revise the Summary Compensation Table.

21. Please disclose for each director, by footnote to the appropriate column, the aggregate number of stock awards and the aggregate number of option awards, if any, outstanding at fiscal year-end. See the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Summary Compensation Table, page 27

22. We note your disclosure on page 25 that the terms of office for your officers are at the discretion of the Board except if governed by employment contract. If your officers have employment contracts, please disclose the material terms in this section and file the contracts as exhibits.

23. Please disclose the material terms of the stock grants to your officers.

Part II, page II-1

Other Expenses of Issuance and Distribution, page II-1

24. Please correct the total amount of the offering expenses in this section.

Recent Sales of Unregistered Securities, page II-1

25. Please name the persons or identify the class of persons to whom the securities referenced in this section were sold. Refer to Item 701(b) of Regulation S-K.

Signatures, page II-4

26. Please revise the second half of your signature page to include all of the capacities in which Mr. Frohreich is executing the S-1. See Instruction 2 to Signatures on Form S-1.

Exhibits

27. We note your disclosure that the stock purchase agreement and registration rights agreement with Kodiak were filed with your Quarterly Report on Form 10-Q for the

quarterly period ended June 30, 2014 but there are no agreements filed with such Form 10-Q. Please file these agreements with your next amendment.

28. Please file the legality opinion prior to effectiveness. Please allow sufficient time for staff review as we may have comments upon review of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
       Robert J. Zepfel, Esq.